02052072

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

FOR THE MONTH OF AUGUST 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
March 31, 2002 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1. Quarterly Report for the period ending June 30, 2002 of Quebecor Media Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS – SECOND QUARTER 2002 – QUEBECOR MEDIA INC.

The following Management's Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the second quarter and the first half of 2002 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the year ended December 31, 2001.

Quebecor Media Inc. (the "Company") is a Canadian communications company engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company's media properties.

OPERATING RESULTS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations and special charges, write-down of goodwill, gain on sale of businesses, gains on dilution from the issuance of capital stock by subsidiaries, and income taxes. Special charges include the write-down of temporary investments, as well as non-monetary compensation charges. Equity income (loss) from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with Canadian generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company's definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

In the second quarter of 2002, Quebecor Media's revenues totalled $573.6 million, compared with revenues of $433.7 million in the same quarter of 2001. The increase in revenues mainly reflects the inclusion of the results of the Cable Television segment and TVA Group following the transfer of control over those operations in May and September 2001 respectively, and the inclusion of the Business Telecommunications segment's results since November 2001, which more than offset lower revenues in the Web Integration/Technology segment.

The Company generated operating income of $160.0 million in the second quarter of 2002, compared with $81.6 million in the same period of 2001. These results were due to the abovementioned factors combined with the strong performance of the Newspapers segment and improved operating results in the Web Integration/Technology, Internet/Portals and Leisure and Entertainment segments.

Quebecor Media generated net income of $0.5 million in the second quarter of 2002, compared with a net loss of $74.6 million in the same quarter of 2001. In accordance with new accounting rules, the Company did not record any charge for amortization of goodwill in 2002. Excluding amortization of goodwill, net of non-controlling interest, the net loss would have been $33.8 million in the second quarter of 2001.

Amortization charges increased by $23.3 million in the second quarter of 2002 as compared with the same quarter of the previous year, due primarily to the inclusion of the results of the Cable Television segment and TVA Group, and the consolidation of the Business Telecommunications segment. Financial expenses increased by $12.2 million as a result of the additional expenses related to the newly consolidated segments, partly offset by the positive effect of lower interest rates. Interest on redeemable preferred shares was $5.4 million.

During the second quarter, the Company recorded a write-down of temporary investments in the amount of $7.5 million (compared with $17.1 million in the same period of 2001), a non-monetary compensation charge of $1.2 million (compared with $10.2 million in the same period of 2001) and restructuring charges of $0.7 million (compared with $15.4 million in the same period of 2001).

For the six-month period ended June 30, 2002, Quebecor Media generated revenues of $1.12 billion, compared with $738.4 million in the same period of 2001. Operating income was $289.6 million, compared with $119.9 million in the same period of 2001.

The variation in revenues and operating income in the first half of 2002 was due to essentially the same reasons as those noted above in the discussion of the second-quarter results. Net loss totalled $21.6 million, compared with a net loss of $170.0 million in the same period of 2001. Excluding amortization of goodwill, net of non-controlling interest, net loss would have been $88.2 million in the first half of 2001.

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July of 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (the parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée as "Unrestricted Subsidiaries". Therefore, the operating results and financial condition of the Company and its Restricted Subsidiaries must be disclosed and analyzed separately from the operating results and financial condition of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES AND THE COMPANY

In the second quarter of 2002, the Company and its Restricted Subsidiaries recorded revenues of $531.5 million, compared with $393.1 million during the same quarter of 2001. Operating income for the second quarter of 2002 amounted to $153.2 million, compared with an operating income of $97.8 million during the second quarter of 2001.

During the first half of 2002, the Company and its Restricted Subsidiaries recorded revenues of $1.04 billion, compared with $652.2 million during the same period in 2001. Operating income for the first half of 2002 amounted to $285.1 million, compared with an operating income of $141.9 million during the first half of 2001.

Cable Television

In the second quarter of 2002, the Cable Television segment contributed $179.6 million to Quebecor Media's revenues and $60.9 million to its operating income. On a comparable basis, Vidéotron's revenues increased by $3.2 million, or 1.8%, from $176.4 million in the second quarter of 2001. Lower subscription revenues from analog cable television services were more than offset by higher revenues from digital cable services and high-speed cable Internet access. Vidéotron's second-quarter operating income decreased by $6.5 million, or 9.7%, from the same quarter of 2001, primarily as a result of costs related to the labour dispute and the negative effect of the implementation of more conservative assumptions for the capitalization of operating expenses, partly offset by a $4.5 million refund of property tax paid on the network in previous years, which was received in the second quarter. For the first half of 2002, Vidéotron recorded revenues of $359.6 million, an increase of $8.3 million or 2.4%. Operating income was $128.1 million, a decrease of $5.2 million or 3.9% from the same period of 2001.

Vidéotron has been engaged in a labour dispute with its unionized employees since May 8, 2002. While operating conditions have become more difficult, Vidéotron has taken all necessary measures to ensure that the dispute does not affect service to customers. It has successfully maintained reliable, high-quality services despite acts of vandalism and sabotage in some parts of Québec. Prompt detection and repair of breakdowns on Vidéotron's network has kept service disruptions to a minimum. Vidéotron also weathered the critical moving season in Québec, traditionally a hectic period, with relatively little inconvenience to customers. Vidéotron has been bargaining in good faith since the dispute began in order to reach a fair and reasonable agreement with its unionized employees.

Vidéotron continued expanding its product line during the second quarter, despite the unusual demands on its human resources caused by the labour dispute. It enhanced its *illico* digital television service by launching an interactive games portal carrying its new *i Games* package. It also introduced *Extrême*, a new ultra-high-speed Internet service designed specifically for customers who require extra performance and bandwidth. *Extrême* supports downloads of multimedia files, Web radio and television services, video conferencing and on-line games. It will be positioned as the fastest residential high-speed Internet service in Québec. As of the end of June 2002, there were 265,000 subscribers to Vidéotron's high-speed cable Internet access service, an increase of 36,000 subscribers or 15.7% since the end of 2001.

Vidéotron also announced the addition of five French-language channels from Europe to its digital television channel line-up: *Euro News*, *Paris Première*, *Planète*, *RF1* and *RF1 Musique*. The move was part of Vidéotron's effort to increase the number of French-language channels available to subscribers to its *illico* digital television service.

Newspapers

The Newspapers segment continued posting excellent results in the second quarter of 2002. Sun Media Corporation reported revenues of $224.9 million, a 2.1% increase over the same period of 2001. Higher advertising revenues (2.7%) and circulation revenues (4.0%) account for the strong performance. Second-quarter operating income showed healthy growth, rising 21.4% from $53.0 million in 2001 to $64.3 million in 2002, primarily as a result of lower newsprint prices and higher revenues. The operating margin showed continued improvement, increasing to 28.6% in the second quarter, compared with 24.0% in the same period of the previous year.

In the first half of 2002, Sun Media's revenues increased by $5.6 million to $424.9 million. Operating income rose a remarkable $20.7 million to $108.9 million. Sun Media's improved profitability in the first six months of 2002 was propelled by the exceptional performance of its metropolitan dailies, which posted a 37.0% increase in operating income, as well as an 11.8% increase in the operating income generated by community newspapers. Lower newsprint prices, stringent management practices and effective cost containment account for the strong performance.

Broadcasting

In the second quarter of 2002, TVA Group contributed $80.6 million to revenues and $21.7 million to operating income. During the same period of 2001, on a comparable basis, TVA Group reported revenues of $86.7 million and operating income of $24.2 million. The decrease in revenues was mainly due to a decline in production and international distribution operations as a result of restructuring in 2001. Improved results at TVA Group's publishing operations, due to successful cost containment initiatives and the addition of Publicor's results since May 15, 2002, did not entirely offset the decrease in operating income generated by broadcasting operations. For the first six months of 2002, TVA Group generated revenues of $157.9 million, compared with $162.6 million in 2001, and operating income of $35.1 million, compared with $34.9 million in 2001.

On May 15, 2002, TVA Group acquired Quebecor Media's magazines division Publicor, the publisher of popular magazines such as *Les idées de ma maison*, *Décoration chez-soi*, *Rénovation-Bricolage*, *Filles d'aujourd'hui*, *Clin d'œil, Femmes Plus*, *Décideurs* and a host of special editions and seasonal publications. The celebrity news weekly *Échos-Vedettes,* a Québec institution since 1963, was also included in the transaction. Folding Publicor into TVA Publishing will solidify TVA Publishing's pre-eminent position in mass-market magazine publishing in Québec and lengthen its lead as the number 1 player in this market.

In the last BBM survey, conducted in spring 2002, the TVA network led the ratings again with 36% of the entire Québec market, twice as much as its nearest rival. TVA had 7 of the top 10 programs in Québec.

Leisure and Entertainment

The Leisure and Entertainment segment recorded revenues of $54.5 million in the second quarter of 2002, a 2.1% decrease from revenues of $55.7 million in the same quarter of 2001. Higher revenues in the Music segment made up for the inclusion of the Magazines segment's revenues in TVA Group's results since May 15, 2002, when Publicor was folded into TVA Publishing. Operating income surged 70.3% to $5.3 million in the second quarter of 2002, compared with $3.1 million in the same quarter of 2001. For the first half of 2002, the segment's revenues declined from $115.4 million to $111.9 million, a 3.1% decrease, while operating income rose from $9.5 million to $11.0 million, a 15.8% increase. The results for the second quarter and first half of 2001 included the revenues and operating income of St. Remy Media Inc., which was sold at the end of 2001.

UNRESTRICTED SUBSIDIARIES

In the second quarter of 2002, Unrestricted Subsidiaries recorded revenues of $50.7 million compared with $41.3 million during the same quarter of 2001. The operating income for the second quarter of 2002 amounted to $6.8 million compared with an operating loss of $16.1 million during the same quarter of 2001.

During the first half of 2002, Unrestricted Subsidiaries recorded revenues of $100.4 million compared with $88.1 million during the same quarter of 2001. The operating income for the first half of 2002 amounted to $4.5 million compared with an operating loss of $22.0 million during the same period in 2001.

Business Telecommunications

On a comparable basis, Vidéotron Télécom ltée ("VTL") generated revenues of $23.8 million in the second quarter of 2002, compared with $24.6 million in the same quarter of 2001. The segment's second-quarter operating income was $8.7 million in 2002, compared with $6.4 million in 2001. For the six-month period ended June 30, 2002, VTL's revenues totalled $46.1 million ($50.9 million in 2001) and its operating income was $16.3 million ($7.1 million in 2001). The $9.2 million increase in operating income was mainly due to continued cost containment measures and hiring limits in 2002, improved gross margins and lower outsourcing costs.

After the end of the quarter, VTL reached an agreement in principle with its technicians' union. The new five-year labour agreement ended a labour dispute that began on April 30, 2002.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $20.5 million in the second quarter of 2002, compared with $35.1 million in the same quarter of 2001. The lower revenues were due to a $9.8 million decrease in sales volume at Mindready Solutions as a result of the general slowdown in the telecommunications industry, and a $4.8 million decrease in sales in the e-Business Services segment. The second-quarter operating loss decreased from $7.6 million in 2001 to $1.0 million in 2002 as a result of special charges recorded in 2001. In the first half of 2002, the segment's revenues were $41.3 million ($75.3 million in 2001) and the operating loss was $9.1 million ($8.0 million in 2001).

In the second quarter of 2002, Nurun closed its office in Chile, since it no longer fit into its medium and long-range development plans. In response to continuing market softness, the e-Business Services segment also launched a reorganization plan, which will entail workforce reductions totalling 5% at the Montréal, Toronto and Paris offices, and at head office.

Internet/Portals

The Internet/Portals segment recorded revenues of $6.7 million in the second quarter of 2002, compared with $6.2 million in the same period of 2001. The 8.1% increase stemmed primarily from higher revenues generated by the CANOE network's Montréal sites and portals, and by the specialty sites. The segment slashed its second-quarter operating loss from $8.5 million in 2001 to $887,000 in 2002. The improvement mainly reflects substantially reduced operating costs.

For the first six months of the 2002 financial year, the segment's revenues increased 8.5% to $14.1 million. The operating loss fell dramatically to $2.7 million in the first half of the year, compared with $14.0 million in the same period of 2001, demonstrating the success of the multi-phase rationalization process launched in 2001 and continued in 2002.

After the end of the quarter, Netgraphe announced the closing of a $6.0 million financing agreement entailing the issuance by Netgraphe of 8% convertible debentures to Quebecor Media and 9085-3011 Québec inc. (formerly InfiniT Inc.). The agreement will improve Netgraphe's financial position and support its development going forward.

Netgraphe continued the conversion, announced last quarter, of its general-interest portals Canoe.ca and Canoe.qc.ca into virtual gateways to Quebecor Media's properties.

Financial expenses

Financial expenses increased by $12.2 million in the second quarter of 2002 compared with the same period of 2001, from $55.1 million to $67.4 million. The increase in financial expenses resulted from the consolidation of the Cable Television segment and TVA Group since May and September 2001 respectively, partly offset by the positive effect of lower interest rates.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flow from operating activities amounted to $135.1 million in the second quarter of 2002, compared with $72.9 million in the same quarter of 2001, a $62.2 million increase. In the first half of 2002, cash flow from operating activities was $140.9 million, compared with $32.5 million in the same period of 2001, a $108.4 million increase. The increases in the second quarter and the first half of 2002 were due to the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments as well as the improved operating results in the Newspapers and Internet/Portals segments.

Operating working capital was negative by $413.3 million as at June 30, 2002, compared with a positive amount of $45.0 million as at December 31, 2001. The reduction in operating working capital mainly reflects the recording in the current section of a $429.0 million term loan maturing in April 2003 and increases of $38.8 million and $30.0 million in the current portion of long term debt of Vidéotron and Sun Media Corporation respectively.

Financing Activities

Quebecor Media's long-term debt and bank debt were reduced by $65.5 million in the first half of 2002. Subsidiaries Vidéotron and Sun Media Corporation accounted for most of the reduction in Quebecor Media's debt, with reductions of $27.7 million and $35.0 million respectively.

Investing Activities

Capital expenditures decreased from $35.6 million in the second quarter of 2001 to $33.7 million in the second quarter of 2002 and increased from $45.5 million in the first half of 2001 to $72.0 million in the first half of 2002. The increase in the first half of 2002 was due to the inclusion of the Cable Television, Broadcasting and Business Telecommunication segments, partly offset by the decrease in the Newspapers segment's capital expenditures.

Financial Position

As at June 30, 2002, the Company and its subsidiaries had cash and cash equivalents on hand totalling $235.2 million, consisting principally of short-term investments.

As at June 30, 2002, the consolidated long-term debt, including the current portion, totalled $3.56 billion. The figure includes Sun Media Corporation's $517.1 million debt, Vidéotron's $1.23 billion debt, TVA Group's $49.2 million debt, Senior Notes in an aggregate amount of $1.32 billion and credit facilities of $429.0 million.

The Company believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled debt repayments.

ACCOUNTING POLICIES

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants ("CICA") accounting standards. The changes are described in greater detail in Note 2 to the Company's quarterly consolidated financial statements.

The Company completed the first step of the goodwill impairment test for each of its operating units, in accordance with the new recommendations in Section 3062 of the *CICA Handbook,* and charged an estimated $2.175 billion to opening retained earnings, net of non-controlling interest of $17.7 million, in order to account for the estimated goodwill impairment loss in the Cable Television segment ($1.96 billion), the Business Telecommunications segment ($174.4 million), the Web Integration/Technology segment ($20.4 million) and the Internet/Portals segment ($37.4 million).

In accordance with the transitional provisions contained in Section 3062 of the *CICA Handbook,* an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. However, under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Quebecor Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Pierre Karl Péladeau
President and
Chief Executive Officer

Claude Hélie
Executive Vice President and
Chief financial Officer

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated, note 2(a)(ii))	**2002**	2001 (restated, note 2(a)(ii))
REVENUES				
Cable Television	**$ 179,624**	$ 118,082	**$ 359,562**	$ 118,082
Newspapers	**224,883**	220,303	**424,886**	419,336
Broadcasting	**80,625**	-	**157,941**	-
Leisure and Entertainment	**54,517**	55,671	**111,896**	115,429
Business Telecommunications	**23,849**	-	**46,096**	-
Web Integration/Technology	**20,547**	35,150	**41,304**	75,256
Internet/Portals	**6,745**	6,240	**14,115**	13,015
Other	**917**	1,263	**1,834**	2,562
Inter-segment	**(18,141)**	(3,059)	**(34,573)**	(5,260)
	573,566	433,650	**1,123,061**	738,420
OPERATING COSTS	**(413,546)**	(352,019)	**(833,443)**	(618,508)
OPERATING INCOME BEFORE UNDERNOTED ITEMS	**160,020**	81,631	**289,618**	119,912
Amortization	**(58,780)**	(35,473)	**(118,881)**	(48,799)
Financial expenses	**(67,370)**	(55,122)	**(142,381)**	(102,832)
Interest on redeemable preferred shares	**(5,350)**	-	**(10,584)**	-
Reserve for restructuring of operations (note 3)	**(722)**	(15,371)	**(3,854)**	(15,371)
Write-down of temporary investments (note 3)	**(7,489)**	(17,145)	**(12,858)**	(59,550)
Non-monetary compensation charges (note 3)	**(1,227)**	(10,197)	**(2,454)**	(15,232)
Write-down of goodwill (note 3)	**-**	-	**(8,894)**	-
Gains on sale of business and on dilution (note 4)	**244**	-	**1,014**	1,479
INCOME (LOSS) BEFORE INCOME TAXES	**19,326**	(51,677)	**(9,274)**	(120,393)
Income taxes :				
Current	**7,624**	2,975	**3,451**	7,103
Future	**6,352**	(1,142)	**12,286**	(11,949)
	13,976	1,833	**15,737**	(4,846)
	5,350	(53,510)	**(25,011)**	(115,547)
Equity income (loss) from non-consilidated subsidiaries	**-**	3,644	**-**	(17,885)
Non-controlling interest	**(4,834)**	6,154	**3,394**	5,869
INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL	**516**	(43,712)	**(21,617)**	(127,563)
Amortization of goodwill, net of non-controlling interest (note 2(a)(i))	**-**	(30,930)	**-**	(42,390)
NET INCOME (LOSS)	**$ 516**	$ (74,642)	**$ (21,617)**	$ (169,953)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Unaudited)

(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated, note 2(a)(ii))	**2002**	2001 (restated, note 2(a)(ii))
SEGMENTED INFORMATION				
Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of shares and on dilution.				
Cable Television	**$ 60,857**	$ 44,542	**$ 128,135**	$ 44,542
Newspapers	**64,296**	52,974	**108,875**	88,141
Broadcasting	**21,732**	-	**35,052**	-
Leisure and Entertainment	**5,265**	3,092	**10,977**	9,477
Business Telecommunications	**8,724**	-	**16,259**	-
Web Integration/Technology	**(1,045)**	(7,601)	**(9,055)**	(8,019)
Internet/Portals	**(887)**	(8,542)	**(2,671)**	(14,014)
General corporate income (expenses)	**1,078**	(2,834)	**2,046**	(215)
	$ 160,020	$ 81,631	**$ 289,618**	$ 119,912
Amortization				
Cable Television	**$ 35,172**	$ 21,946	**$ 71,011**	$ 21,946
Newspapers	**6,268**	6,676	**12,590**	12,613
Broadcasting	**2,773**	-	**5,723**	-
Leisure and Entertainment	**2,797**	2,960	**5,706**	6,730
Business Telecommunications	**8,967**	-	**17,776**	-
Web Integration/Technology	**1,157**	1,278	**2,399**	2,591
Internet/Portals	**1,217**	1,085	**2,443**	2,555
Head Office	**429**	1,528	**1,233**	2,364
	$ 58,780	$ 35,473	**$ 118,881**	$ 48,799

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated, note 2(a))	**2002**	2001 (restated, note 2(a))
Deficit (Retained Earnings) at beginning of period				
As previously reported	**$ 443,844**	$ 71,219	**$ 411,485**	$ (19,934)
Restatement due to a change in accounting policy regarding foreign currency translation (note 2(a)(ii))	**-**	1,633	**10,226**	(2,525)
	443,844	72,852	**421,711**	(22,459)
Restatement due to a change in accounting policy regarding goodwill (note 2(a)(i))	**2,174,533**	-	**2,174,533**	-
As restated	**2,618,377**	72,852	**2,596,244**	(22,459)
Net (income) loss	**(516)**	74,642	**21,617**	169,953
Deficit at end of period	**$ 2,617,861**	$ 147,494	**$ 2,617,861**	$ 147,494

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated, note 2(a)(ii))	**2002**	2001 (restated, note 2(a)(ii))
Cash flows related to operations :				
Net income (loss)	**$ 516**	$ (74,642)	**$ (21,617)**	$ (169,953)
Adjustments for:				
Amortization of property, plant and equipment	**53,201**	35,069	**107,538**	48,017
Amortization and write-down of goodwill and deferred charges	**5,579**	36,833	**20,237**	51,198
Amortization of deferred financing costs and long-term debt discount	**14,023**	5,022	**26,713**	10,043
Non-monetary compensation charges	**1,227**	10,197	**2,454**	15,232
Write-down of temporary investments	**7,489**	17,145	**12,858**	59,550
Interest on redeemable preferred shares	**5,350**	-	**10,584**	-
Gains on foreign currency translation	**(7,060)**	(1 448)	**(7,364)**	(1 448)
(Gains) losses on sale of business and on dilution	**45**	110	**(649)**	(3,179)
Future income taxes	**6,352**	(1,142)	**12,286**	(11,949)
Equity (income) loss from non-consolidated subsidiaries	**-**	(3,644)	**-**	17,885
Non-controlling interest	**4,834**	(11,653)	**(3,394)**	(13,895)
Other	**1,014**	(2,030)	**1,557**	(2,930)
	92,570	9,817	**161,203**	(1,429)
Net change in non-cash balances related to operations (net of the effect of business acquisition and disposal)	**42,571**	63,080	**(20,278)**	33,961
Cash flows provided by operations	**135,141**	72,897	**140,925**	32,532
Cash flows related to financing activities:				
Net increase (decrease) in bank indebtedness	**(1,757)**	1,037	**(3,392)**	108
Issuance of long-term debt	**6,897**	16	**7,041**	40,725
Repayment of long-term debt	**(28,991)**	(116,325)	**(69,144)**	(138,471)
Financial fees	**-**	(4,763)	**-**	(4,763)
Issuance of capital stock by subsidiaries	**-**	-	**-**	2,750
Proceeds from issuance of capital stock	**21,078**	417,500	**21,078**	417,500
Dividends paid to non-controlling shareholders	**(1,257)**	(800)	**(2,672)**	(993)
Decrease (increase) in advances receivable from Parent Company	**(550)**	3,706	**3,100**	(404)
Cash flows (used for) provided by financing activities	**(4,580)**	300,371	**(43,989)**	316,452
Cash flows related to investing activities:				
Business acquisitions, net of cash and cash equivalents acquired (note 4)	**-**	(375,951)	**(260)**	(376,640)
Proceeds from disposal of businesses (note 4)	**924**	-	**2,041**	-
Acquisitions of property, plant and equipment	**(33,662)**	(35,561)	**(71,963)**	(45,520)
Additions to others assets	**(7,328)**	(4,948)	**(21,348)**	(4,948)
Net decrease in amounts receivable from non-consolidated subsidiaries	**-**	-	**-**	7,868
Proceeds from disposal of assets	**15,447**	84,943	**24,715**	102,410
Interests charges capitalized to investments in subsidiaries held for resale	**-**	(8,181)	**-**	(16,596)
Others	**752**	(12,169)	**(487)**	(7,862)
Cash flows used for investing activities	**(23,867)**	(351,867)	**(67,302)**	(341,288)
Net increase in cash and cash equivalents	**106,694**	21,401	**29,634**	7,696
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**(1,207)**	(1,189)	**(2,240)**	(518)
Cash and cash equivalents at beginning of period	**129,680**	33,145	**207,773**	46,179
Cash and cash equivalents at end of period	**$ 235,167**	$ 53,357	**$ 235,167**	$ 53,357

SEGMENTED INFORMATION

Additions to property, plant and equipment:				
Cable Television	**$ 27,156**	$ 26,445	**$ 51,090**	$ 26,445
Newspapers	**1,457**	5,408	**2,131**	11,770
Broadcasting	**2,189**	-	**4,206**	-
Leisure and Entertainment	**1,493**	2,649	**3,034**	4,647
Business Telecommunications	**1,188**	-	**10,878**	-
Web Integration/Technology	**179**	904	**624**	1,970
Internet/Portals	**-**	(88)	**-**	222
Head office	**-**	243	**-**	466
	$ 33,662	$ 35,561	**$ 71,963**	$ 45,520

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.
CONSOLIDATED BALANCE SHEETS

(in thousand of Canadian dollars)

	June 30 2002 (unaudited)	December 31 2001 (restated, note 2(a)(ii)) (audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 235,167	$ 207,773
Temporary investments (market value of $6.2 million ($34.3 million in 2001))	6,245	32,548
Accounts receivable	304,093	340,602
Income taxes receivable	15,086	12,786
Inventories and investments in televisual products and movies	156,543	166,750
Prepaid expenses	27,221	21,689
Future income taxes	22,440	22,440
	766,795	804,588
PORTFOLIO INVESTMENTS (market value of $14.5 million ($14.1 million 2001))	14,483	14,088
ADVANCES RECEIVABLE FROM PARENT COMPANY	27,256	30,356
PROPERTY, PLANT AND EQUIPMENT	1,750,485	1,818,579
GOODWILL (notes 2(a)(i) and 5)	4,038,900	6,240,270
FUTURE INCOME TAXES	84,891	84,891
OTHER ASSETS	199,299	269,041
	$ 6,882,109	$ 9,261,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 34,683	$ 38,075
Accounts payable and accrued charges	620,022	690,681
Income and other taxes	11,278	12,352
Accounts payable to Parent Company and companies under common control	1,936	2,550
Future income taxes	926	926
Current portion of long-term debt and convertible notes	511,292	15,051
	1,180,137	759,635
LONG-TERM DEBT	3,046,922	3,680,337
REDEEMABLE PREFERRED SHARES	243,184	232,600
OTHER LIABILITIES	53,738	40,005
FUTURE INCOME TAXES	248,097	239,264
NON-CONTROLLING INTEREST	186,645	210,665
SHAREHOLDERS' EQUITY:		
Capital stock (note 7)	1,506,045	3,984,967
Contributed surplus (note 7)	3,038,559	538,559
Deficit	(2,617,861)	(421,711)
Translation adjustment	(3,357)	(2,508)
	1,923,386	4,099,307
	$ 6,882,109	$ 9,261,813

See accompanying notes to consolidated financial statements.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest annual Financial Statements have been used, with the exception of the changes in accounting policies and the new accounting policy described in note 2. However, these consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest annual Financial Statements. The results of operations for the interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

2. ACCOUNTING POLICIES

(a) Changes in accounting policies

The Company has changed certain accounting policies to comply with new standards of the Canadian Institute of Chartered Accountants ("CICA").

(i) Business combinations, goodwill and other intangible assets

In August 2001, the CICA issued Handbook Section 3062, *Goodwill and Other Intangible Assets*. For business combinations consummated on or before June 30, 2001, the Company adopted in 2002 the new recommendations of the *CICA Handbook*. Under those new recommendations, goodwill and intangible assets with indefinite useful lives are not amortized and other identified intangible assets are amortized. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

As at December 31, 2001, the Company had unamortized goodwill of $6,240,270,000. For the three-month period and the six-month period ended June 30, 2002, this change in accounting policy resulted in a reduction of $ 40,855,000 and $ 81,710,000 respectively in amortization expense related to goodwill, net of non-controlling interest. The following summarizes the effect of the accounting change if it were applied retroactively:

	Three-month period ended June 30	
	2002	2001
Net Income (loss), as reported	$ **516**	$ (74,642)
Goodwill amortization, net of non-controlling interest	-	40,866
Net Income (loss), adjusted	$ **516**	$ (33,776)

	Six-month period ended June 30	
	2002	2001
Net loss, as reported	$ **(21,617)**	$ (169,953)
Goodwill amortization, net of non-controlling interest	-	81,732
Net loss, adjusted	$ **(21,617)**	$ (88,221)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

2. ACCOUNTING POLICIES (continued)

(a) Change in accounting policies (continued)

(i) Business combinations, goodwill and other intangible assets (continued)

Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

On June 30, 2002, the Company completed the first step of the impairment test for each of its reporting units, according to the new requirements of Section 3062. By the end of 2002, the Company will have complete the second step of the impairment test for each reporting unit having, as at January 1st, 2002, a carrying amount exceeding its fair value.

In accordance with the transitional provision of Section 3062, an impairment loss resulting from the first application of the recommendations, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. During the three-month period ended June 30, 2002, the Company recorded an estimated goodwill impairment loss for each of its reporting units having a carrying amount exceeding its fair value. Accordingly, the opening balance of goodwill was reduced by $2,192,207,000 and opening retained earnings were reduced by $2,174,533,000, net of non-controlling interest of $17,674,000.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

2. ACCOUNTING POLICIES (continued)

(a) Change in accounting policies (continued)

(i) Business combinations, goodwill and other intangible assets (continued)

The opening balance of goodwill for each reporting unit is reduced as follow:

	Balance as at January 1, 2002 as previously reported	Restatement due to a change in accounting policy	Balance as at January 1, 2002 as restated
Cable Television	$ 4,604,172	$ (1,960,000)	$ 2,644,172
Newspapers	1,000,483	-	1,000,483
Broadcasting	164,289	-	164,289
Leisure and Entertainment	98,232	-	98,232
Business Telecommunications	273,437	(174,400)	99,037
Web Integration/Technology	29,179	(20,424)	8,755
Internet/Portals	70,478	(37,383)	33,095
Total	$ 6,240,270	$ (2,192,207)	$ 4,048,063

(ii) Foreign currency translation

In November 2001, the CICA approved the changes to Section 1650 of the *CICA Handbook*, *Foreign Currency Translation*, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. This change harmonizes Canadian and United States generally accepted accounting principles concerning translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted, as at December 31, 2001, in a decrease in other assets and an increase in deficit in the amount of $10,226,000. Opening retained earnings in 2001 increased by $2,525,000 and the net loss for the three-month period and the six-month period ended June 30, 2001 decreased by $ 5,654,000 and by $ 1,496,000 respectively. Net income for the three-month period ended June 30, 2002 increased by $7,060,000 and the net loss for the six-month period ended June 30, 2002 decreased by $7,364,000 with the adoption of this change in accounting policy.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

2. ACCOUNTING POLICIES (continued)

(b) New accounting policy

Stock-based compensation

The Company accounts for all stock-based payments to employee awards that are direct awards of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each quarter in operating expense. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

3. RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

(a) Web Integration/Technology segment

During the three-month period and the six-month period ended June 30, 2002, the Web Integration/Technology segment recorded reserves for restructuring of operations in response to the continued adverse market conditions existing within the telecommunications industry. The reserve for restructuring amounts to $ 531,000 and $ 2,213,000 respectively ($ 2,608,000 for the three-month period and the six-month period ended June 30, 2001 respectively) and includes severance costs, assets write-down and other restructuring charges.

During the three-month period and the six-month period ended June 30, 2002, the Web Integration/Technology segment also recorded a non-monetary compensation charge of $ 1,227,000 and of $ 2,454,000 respectively ($ 10,197,000 and $ 15,232,000 during the three-month period and six-month period ended June 30, 2001 respectively) relative to escrowed shares to be remitted to selling shareholders of acquired companies. The escrowed shares are transferred when the minimal period of employment from selling shareholders ends.

(b) Internet/Portals segment

During the six-month period ended June 30, 2002, the Internet/Portals segment recorded a reserve for restructuring of operations in an amount of $1,450,000 ($ 1,262,000 for the three-month period and the six-month period ended June 30, 2001). The reserve is in connection with the reorganization of the business segment. This reserve included costs connected to severance pay to employees and asset write-off. No additional reserve for restructuring were accounted for during the three-month period ended June 30, 2002.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

3. RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES (continued)

(c) Broadcasting segment

During the three-month period and the six-month period ended June 30, 2002, the Broadcasting segment recorded a reserve for restructuring of operations for an amount of $191,000 in connection with the reorganization of its magazines business. This reserve included costs connected to severance pay to employees.

(d) Newspapers segment

The Newspapers segment recorded, during the three-month period ended June 30, 2001, a reserve for restructuring of operations due to market conditions prevailing in this business segment. This reserve has been created as a result of a work-force reduction and amounts to $11,500,000. The work-force reduction affects all geographic areas and all departments of the segment, as well as employees at all levels. This reserve includes mainly amounts that were paid for severance pay, related employee benefits and other amounts payable to these employees.

(e) Head office and others

During the three-month period and the six-month period ended June 30, 2002, a write-down of temporary investments of $7,489,000 and $12,858,000 respectively ($17,145,000 and $59,550,000 for the three-month period and the six-month period ended June 30, 2001 respectively) was recognized in order to record these assets at the lower of cost and fair market value.

(f) Write-down of goodwill

During the six-month period ended June 30, 2002, management wrote off a portion of the goodwill related to Mindready Solutions Inc., in an amount of $8,894,000, following the restructuring program for this subsidiary.

4. BUSINESS ACQUISITION AND DISPOSAL

On January 27, 2002, Mindready Solutions Inc. acquired some assets from Nortel Networks Limited for a cash consideration of $260,000. This acquisition have been accounted for using the purchase method.

In January 2002, Nurun Inc. closed the sale of Flow Systems Corporation for a cash consideration of $1,117,000, resulting in a gain on disposal of $770,000.

In April 2002, Sun Media Corporation closed the sale of the assets of RipNET, a division of Bowes Publishers Limited, for a cash consideration of $924,000, resulting in a gain on disposal of $244,000.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

5. GOODWILL

For the six-month period ended June 30, 2002, the changes in the carrying amounts of the goodwill were as follows:

	Balance as at January 1, 2002 as restated (note 2(a)(i))	Purchases (disposal)	Transfer between segments	Write-down	Translation adjustments	Balance as at June 30, 2002
Cable Television	$ 2,644,172	$ -	$ -	$ -	$ -	$ 2,644,172
Newspapers	1,000,483	(416)	-	-	-	1,000,067
Broadcasting	164,289	-	114	-	-	164,403
Leisure and Entertainment	98,232	8	(114)	-	-	98,126
Business Telecommunications	99,037	-	-	-	-	99,037
Web Integration/Technology	8,755	-	-	(8,894)	139	-
Internet/Portals	33,095	-	-	-	-	33,095
		-				
Total	$ 4,048,063	$ (408)	$ -	$ (8,894)	$ 139	$ 4,038,900

6. FINANCIAL INSTRUMENTS

In February 2002, the Company concluded an interest rate swap for an notional amount of $100,000,000, expiring in February 2003, under which the Company is committed to pay a fixed interest rate of 2,65 % in exchange of 3-month bankers' acceptances rates.

7. CAPITAL STOCK

On June 27, 2002, the Company issued 88,711,166 Common Shares for a cash consideration of $21,077,773.

In June 2002, the shareholders of the Company approved a special resolution to reduce the stated capital of the Common Shares of the Company by an amount of $2,500,000,000 and increase the contributed surplus of the Company by the same amount.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

8. STOCK-BASED COMPENSATION

Under a stock option plan established by Quebecor Media Inc., 433,000,000 Common Shares have been set aside for officers, senior employees and other key employees of the Company. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares as determined by the Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares on the stock exchanges where such shares are listed at time on the grant. Unless authorized by the Compensation Committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their vested options. Except under specific circumstances and unless the Compensation Committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant. All options outstanding as of June 30, 2002, were granted to senior executive officers of the Company during the six-month period ended June 30, 2002. No option are vested at the end of the period.

The following table provides summary information regarding outstanding options as at June 30, 2002:

		Outstanding options
Exercise price	Number	Weighted average years to maturity
$ 0.2310	121,650,400	3.6 years
0.2410	756,000	3.0 years
0.3110	5,096,400	3.2 years
	127,502,800	3.6 years

9. COMPARATIVE FIGURES

Certain comparative figures for the previous period have been reclassified to conform with the presentation adopted for the three-month period and the six-month period ended June 30, 2002.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES

The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between generally accepted accounting principles ("GAAP") in Canada and in the United States on the Company's consolidated financial statements:

(a) Consolidated statements of operations for the three-month period ended June 30, 2002 and 2001 and the six-month period ended June 30, 2002 and 2001

	Three-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))
Net income (net loss) as reported in the Consolidated statements of operations as per GAAP in Canada	**$ 516**	$ (74,642)
Adjustments:		
Development, pre-operating and start-up costs (i)	**(3,831)**	(2,571)
Pension and postretirement benefits (ii)	**(245)**	(24)
Equity loss from non-consolidated subsidiaries (iii)	**-**	(1,474)
Capitalization of hook-up costs, net of amortization (iv)	**(1,053)**	(1,301)
Net gain (loss) on derivative instruments and long term debt (v)	**(3,088)**	1 629
Income taxes	**1,124**	14,765
Cumulative effect of change in accounting policy (vii)	**(2,174,533)**	-
Other	**64**	310
Net loss, as adjusted as per GAAP in the United States (in Canadian dollars)	**$ (2,181,046)**	$ (63,308)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES (continued)

(a) **Consolidated statements of operations for the three-month period ended June 30, 2002 and 2001 and the six-month period ended June 30, 2002 and 2001 (continued)**

	Six-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))
Net loss as reported in the Consolidated statements of operations as per GAAP in Canada	**$ (21,617)**	$ (169,953)
Adjustments:		
Development, pre-operating and start-up costs (i)	**(11,267)**	(2,961)
Pension and postretirement benefits (ii)	**(491)**	(198)
Equity loss from non-consolidated subsidiaries (iii)	**-**	(11,571)
Capitalization of hook-up costs, net of amortization (iv)	**(1,807)**	(1,301)
Net gain (loss) on derivative instruments (v) and long term debt	**3,505**	(23)
Temporary investments (vi)	**(1,712)**	-
Income taxes	**3,611**	15,050
Cumulative effect of change in accounting policy (vii)	**(2,174,533)**	-
Other	**(161)**	148
Net loss, as adjusted as per GAAP in the United States (in Canadian dollars)	**$ (2,204,472)**	$ (170,809)

(b) Comprehensive loss

The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes the net income (loss) as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive loss for the three-month period and the six-month period ended June 30, 2002 and 2001 is as follow:

	Three-month period ended June 30	
	2002	2001
Net loss, as adjusted as per GAAP in the United States (in Canadian dollars)	**$ (2,181,046)**	$ (63,308)
Derivative instruments (v)	**15,403**	(2,026)
Translation adjustment [1]	**(621)**	(515)
Comprehensive loss as per GAAP in the United States	**$ (2,166,264)**	$ (65,849)

[1] Change for the period

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES (continued)

(b) Comprehensive (income) loss (continued)

	Six-month period ended June 30	
	2002	2001
Net loss, as adjusted as per GAAP in the United States	$ **(2,204,472)**	$ (170,809)
Derivative instruments (v)	**36,110**	2,379
Translation adjustment [1]	**(849)**	1,307
Comprehensive income (loss) as per GAAP in the United States	$ **(2,169,211)**	$ (167,123)

[1] Change for the period

The continuity of accumulated other comprehensive income the three-month period and the six-month period ended June 30, 2002 and 2001 is as follows:

	Three-month period ended June 30	
	2002	2001
Accumulated other comprehensive income (loss) at beginning of period	$ **(55,065)**	$ 4,884
Changes in derivative instruments	**15,403**	(2,026)
Changes in translation adjustment	**(621)**	(515)
Accumulated other comprehension income (loss) at end of period	$ **(40,283)**	$ 2,343

	Six-month period ended June 30	
	2002	2001
Accumulated other comprehensive loss at beginning of period	$ **(75,544)**	$ (1,343)
Changes in derivative instruments	**36,110**	2,379
Changes in translation adjustment	**(849)**	1,307
Accumulated other comprehension (loss) income at end of period	$ **(40,283)**	$ 2,343

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES (continued)

(c) Consolidated Balance Sheets

	June 30, 2002		December 31,2001	
	Canada	**United States**	Canada	United States
			(restated, note 2 (a)(ii))	
Current assets	**$ 766,795**	**$ 766,795**	$ 804,588	$ 806,128
Goodwill	**4,038,900**	**4,035,493**	6,240,270	6,236,802
Future income tax assets	**84,891**	**98,241**	84,891	93,924
Other assets	**199,299**	**162,780**	269,041	194,032
Long-term debt	**3,046,922**	**3,076,821**	3,680,337	3,720,968
Other liabilities	**53,738**	**74,197**	40,005	37,478
Future income tax liabilities	**248,097**	**249,537**	239,264	239,531
Non-controlling interest	**186,645**	**185,698**	210,665	209,605
Deficit	**(2,617,861)**	**(2,658,362)**	(421,711)	(453,890)
Accumulated other Comprehensive loss	**$ (3,357)**	**$ (40,283)**	$ (2,508)	$ (75,544)

(i) Under GAAP in Canada, certain development and pre-operating costs which satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects were recorded in the consolidated balance sheets under the item "Other assets", and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in operations as incurred.

(ii) The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of the employees.

(iii) The financial statements of non-consolidated subsidiaries are prepared in accordance with GAAP in Canada. The reconciliation of these financial statements to GAAP in the United States results in an adjustment to the amount of income recognized as equity income from the non-consolidated subsidiaries and the investment therein. The principal difference relates to capitalization of hook-up costs, net of amortization, development and pre-operating costs capitalized, deferred foreign exchange loss on long-term monetary items and accounting for income taxes.

10. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES (continued)

(iv) Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and depreciated over a three-year period or a four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

(v) Under GAAP in Canada, realized and unrealized gains and losses on derivative instruments are deferred and recognized in operations in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

According to the amended Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", all derivatives must be recorded as either assets and liabilities in the balance sheet at fair value and, in order to obtain hedge accounting on the earlier of the date into which the derivatives contract is entered into or the date of transaction, the Company must designate the derivative instrument as a hedge of the hedged item.

Changes in the derivative fair values of contracts that are designated effective and qualify for cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

(vi) Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value could be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

(vii) The accounting requirements for Goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the *CICA Handbook*, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

11. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée, as "Unrestricted Subsidiaries". Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries as shown in the following condensed and consolidated statements of operations for the three-month period and the six-month period ended June 30, 2002 and 2001 and balance sheets as at June 30, 2002 and December 31, 2001. The Company's $428,961,000 Term loan and the investments in Microcell Telecommunications Inc. are included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Also, the write-down of the investment in Microcell Telecommunications Inc. is included in the condensed and consolidated statements of operations of the Unrestricted Subsidiaries

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

11. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of operations for the three-month period and the six-month period ended June 30, 2002 and 2001

	Three-month period ended June 30		Six-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))	**2002**	2001 (restated, note 2 (a)(ii))
Revenues	**$ 531,528**	$ 393,127	**$ 1,039,922**	$ 652,205
Operating costs	**(378,300)**	(295,353)	**(754,837)**	(510,260)
Operating income before undernoted items	**153,228**	97,774	**285,085**	141,945
Amortization	**(47,439)**	(32,791)	**(96,263)**	(43,334)
Financial expenses	**(67,633)**	(54,390)	**(142,921)**	(101,287)
Reserve for restructuring operations	**(191)**	(11,500)	**(191)**	(11,500)
Gains on sale of business and on dilution	**244**	-	**244**	-
Income (loss) before income taxes	**38,209**	(907)	**45,954**	(14,176)
Income taxes	**13,481**	6,194	**14,990**	9,287
	24,728	(7,101)	**30,964**	(23,463)
Equity income (loss) from non-consolidated subsidiaries	**-**	3,644	**-**	(17,885)
Non-controlling interest	**(7,651)**	(5,115)	**(12,557)**	(7 993)
Income (loss) before amortization of goodwill	**17,077**	(8,572)	**18,407**	(49,341)
Amortization of goodwill, net of non-controlling interest	**-**	(21,162)	**-**	(28,056)
Net income (loss)	**$ 17,077**	$ (29,734)	**$ 18,407**	$ (77,397)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

11. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses and other items for the three-month period and the six-month period ended June 30, 2002 and 2001.

	Three-month period ended June 30		Six-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))	**2002**	2001 (restated, note 2 (a)(ii))
Cable Television	**$ 60,857**	$ 44,542	**$ 128,135**	$ 44,542
Newspapers	**64,296**	52,974	**108,875**	88,141
Broadcasting	**21,732**	-	**35,052**	-
Leisure and Entertainment	**5,265**	3,092	**10,977**	9,477
	152,150	100,608	**283,039**	142,160
General corporate income (expenses)	**1,078**	(2,834)	**2,046**	(215)
	$ 153,228	$ 97,774	**$ 285,085**	$ 141,945

Condensed and consolidated balance sheets

	June 30, 2002	December 31, 2001
Assets		
Current assets	**$ 654,651**	$ 681,881
Property, plan and equipment	**1,500,324**	1,558,625
Goodwill	**3,906,768**	5,867,176
Other assets	**246,258**	314,076
	6,308,001	8,421,758
Liabilities		
Current liabilities	**697,305**	728,996
Long-term debt	**3,046,144**	3,250,431
Non-controlling interest	**141,651**	120,892
Other liabilities	**296,745**	273,919
	4,181,845	4,374,238
Net investment in Restricted Subsidiaries and the Company	**$ 2,126,156**	$ 4,047,520

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

11. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of operations for the three-month period and the six-month period ended June 30, 2002 and 2001

	Three-month period ended June		Six-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))	**2002**	2001 (restated, note 2 (a)(ii))
Revenues	**$ 50,654**	$ 41,327	**$ 100,381**	$ 88,063
Operating costs	**(43,862)**	(57,470)	**(95,848)**	(110,096)
Operating income before undernoted items	**6,792**	(16,143)	**4,533**	(22,033)
Amortization	**(11,341)**	(2,682)	**(22,618)**	(5,465)
Financial expenses	**263**	(732)	**540**	(1,545)
Interest on redeemable preferred shares	**(5,350)**	-	**(10,584)**	-
Reserve for restructuring of operations	**(531)**	(3,871)	**(3,663)**	(3,871)
Write-down of temporary investments	**(7,489)**	(17,145)	**(12,858)**	(59,550)
Non-monetary compensation charges	**(1,227)**	(10,197)	**(2,454)**	(15,232)
Write-down of goodwill	**-**	-	**(8,894)**	-
Gains on sale of business and on dilution	**-**	-	**770**	1,479
Income (loss) before income taxes	**(18,883)**	(50,770)	**(55,228)**	(106,217)
Income taxes (revenues)	**495**	(4,361)	**747**	(14,133)
	(19,378)	(46,409)	**(55,975)**	(92,084)
Non-controlling interest	**2,817**	11,269	**15,951**	13,862
Loss before amortization and write-down of goodwill	**(16,561)**	(35,140)	**(40,024)**	(78,222)
Amortization of goodwill, net of non-controlling interest	**-**	(9,768)	**-**	(14,334)
Net loss	**$ (16,561)**	$ (44,908)	**$ (40,024)**	$ (92,556)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

11. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses and other items for the three-month period and the six-month period ended June 30, 2002 and 2001

	Three-month period ended June 30		Six-month period ended June 30	
	2002	2001 (restated, note 2 (a)(ii))	**2002**	2001 (restated, note 2 (a)(ii))
Business Telecommunications	**$ 8,724**	$ -	**$ 16,259**	$ -
Web Integration/Technology	**(1,045)**	(7,601)	**(9,055)**	(8,019)
Internet/Portals	**(887)**	(8,542)	**(2,671)**	(14,014)
	$ 6,792	$ (16,143)	**$ 4,533**	$ (22,033)

Condensed and consolidated balance sheets

	June 30, 2002	December 31, 2001
Assets		
Current assets	**$ 129,579**	$ 156,440
Property, plan and equipment	**250,161**	259,954
Goodwill	**132,132**	373,094
Other assets	**79,671**	83,834
	591,543	873,322
Liabilities		
Current liabilities	**500,267**	63,906
Long-term debt	**778**	429,906
Redeemable preferred shares	**243,184**	232,600
Non-controlling interest	**44,994**	89,773
Other liabilities	**5,090**	5,350
	794,313	821,535
Net investment in Unrestricted Subsidiaries	**$ (202,770)**	**$** 51,787

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By: Claude Hélie
Executive Vice President and Chief Financial Officer

Date: August 28, 2002